January 28, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On December 2, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Sierra Core retirement Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 188 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 13, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments. Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  In the summary portion of the statutory Prospectus, revise the section titled “Portfolio Turnover” to comply with the requirements of Form N-1A (the “Form”).  Specifically, the disclosure must track the language provided in Item 3 of the Form.  The Registrant may include the additional information after Item 8 of the Form (after the summary)

Response.  The Portfolio Turnover disclosure has been amended to track the language provided in the Item 3 requirements of Form N-1A.

2.

Comment.  In the section titled “Principal Investment Risks,” add disclosure regarding the risk of junk bonds.

Response.  The Registrant has added junk bond risk disclosure to the summary and statutory portions of the prospectus entitled Principal Investment Risks.

3.

Comment.  In the section titled “Performance,” revise the disclosure in the introductory paragraph to comply with Item 4(b)(2) of the Form.  In addition, delete the line graphs contained in the Performance section.  The line graphs may be included in another section of the Prospectus, however in accordance with General Instruction C(3)(b), Items 2 through 8 may not include disclosure other than that required or permitted by those Items.

Response.  The introductory paragraph in the section titled “Performance,” has been revised to comply with Item 4(b)(2) of the Form.  The supplemental line graphs have been moved to Item 10 of the prospectus.

4.

Comment.  In the section of the summary titled “Purchase and Sale of Fund Shares,” delete the last sentence.  The disclosure must comply with the requirements of Item 6 of the Form.

Response.  The requested deletion has been made.

5.

Comment.  In the sub-section titled “Prior Performance Information,” in the "Management" section of the Prospectus, revise the heading to describe the company or person that is responsible for the performance.  In other words, clarify that the prior performance is not that of the Fund.  In addition, please explain to the staff the No-Action Letter on which the Fund is relying to include the prior performance information.  In the paragraph that precedes the performance table, clarify how expenses are reflected in the performance data and whether the actual performance data was adjusted to reflect estimated Fund expenses.  Please note that the staff would object if the performance data was adjusted to reflect fees that are lower than the actual fees incurred by the accounts.  In addition, if the standard SEC calculation method was not used to calculate the prior performance data, explain how the performance data was calculated and disclose in the Prospectus that the method varies from the SEC standard calculation method.

Response.  The Registrant has amended the heading to make clear that the prior performance information represents that of separately managed accounts and not the Fund.  The Registrant is relying upon Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail. Aug. 6, 1996) to include the prior performance information.  The prior performance data has been computed under the standard SEC calculation method and adjusted to reflect the actual expense of the Fund during the most recent fiscal year, which are higher or substantially similar to those of the adviser's Balanced Program accounts.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser